Exhibit 99.4

PRESS RELEASE

Aspen Announces Launch of Initial Public Offering
Hamilton, Bermuda, April 29, 2025 — Aspen Insurance Holdings Limited (“Aspen”) announced today the launch of its initial public offering (“IPO”) of 11,000,000 of its Class A ordinary shares, par value $0.001 per share (“ordinary shares”), all of which will be sold by certain entities managed by affiliates of Apollo Global Management, Inc. (the “selling shareholders”). In connection with the offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,650,000 ordinary shares. The initial public offering price is expected to be between $29.00 and $31.00 per ordinary share. Aspen’s ordinary shares have been approved for listing, subject to official notice of issuance, under the ticker symbol “AHL” on the New York Stock Exchange.
Goldman Sachs & Co. LLC, Citigroup and Jefferies are acting as lead book-running managers for the proposed offering. Apollo Global Securities, BMO Capital Markets, Deutsche Bank Securities, Morgan Stanley, RBC Capital Markets, Wells Fargo Securities, Citizens Capital Markets, Dowling & Partners Securities, LLC, Natixis, Piper Sandler & Co. and Raymond James are acting as book-running managers for the proposed offering. Academy Securities and Siebert Williams Shank are acting as co-managers for the proposed offering.
The proposed offering of Aspen’s ordinary shares will be made only by means of a prospectus. Copies of the preliminary prospectus relating to the proposed offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-800-831-9146; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.
A registration statement on Form F-1 relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission (the “SEC”), but has not yet become effective. The ordinary shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to Aspen’s proposed IPO, including the size of such offering. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. Aspen’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to uncertainties related to market conditions and the SEC’s review process, and other factors relating to Aspen’s business described in the section entitled “Risk Factors” in the registration statement on Form F-1 filed with the SEC. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.
Media Contact
Jo Scott
Head of Corporate Communications
Jo.Scott@aspen.co
+44 7843 060406